EXCEED SCHEDULES 2010 THIRD QUARTER FINANCIAL RESULTS
RELEASE FOR MONDAY, NOVEMBER 15, 2010

Earnings Conference Call and Webcast to be Held on Tuesday, November 16, 2010
at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong)

Fujian, China — October 28, 2010 — Exceed Company Ltd (NASDAQ: EDS) (“EDS” or “the Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced that it will release its unaudited financial results for the third quarter ended September 30, 2010 after the US market closes on Monday, November 15, 2010.

The earnings press release will be available on the investor relations page of the Exceed website at http://www.ir.xdlong.cn.

Following the earnings announcement, the Company’s senior management will host a conference call on Tuesday, November 16, 2010 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 9:00 pm (Beijing) to discuss the Company’s 2010 third quarter financial results and recent business activity. The conference call may be accessed by dialing:

		Toll Free	Toll
►	United States	+1 866 839 8029
►	China	10800 6400 091/10800 2640 090
►	Hong Kong	800 901 587
►	United Kingdom	0808 234 8407
►	International		+852 2598 7556
Participant Passcode		“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, November 23, 2010:

		Toll Free	Toll
►	United States	+1 866 820 8960
►	China	800 876 8083
►	Hong Kong/International		+852 3018 0000
►	United Kingdom	0800 015 4960
Participant Passcode		7063050

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Pamela Leung
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com